FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
August 23, 2005
Dear Fellow Employees,
Today’s unveiling of the new livery for the new US Airways marks a symbolic- but highly visible — step in our proposed merger. The new look is designed to improve customer comfort and portray a professional image, but it also is consistent with our need to be a low-cost carrier. Most importantly, we are using the new livery to communicate to our customers who we are... four proud airlines that have come together to form the fifth largest airline in the United States. We will embrace and respect the cultures of our past, but we will work to move forward together as the new US Airways.
Bringing the New Look to You
Hopefully many of you will be able to meet the aircraft at one of the five stops we’re making today. We felt it was important not only to bring the airplane to our major markets, but also to travel with your fellow employees representing some of the larger airlines that merged to create US Airways. While we’re all concerned about costs, we believe that the publicity of the day’s events will far surpass the direct costs associated with the flights. In addition to inviting media to each event in the five cities, we’ll also have media with us on the airplane. There has been a lot of media interest in our merger, and even in the unveiling of the new livery, and we are grateful for that interest.
Costly Consultants and Branding Agencies? Not for the New US Airways!
Marketing teams from both airlines listened to feedback from employees and also considered operational issues, like the desert heat and interchangeable parts, when developing the new color scheme. The new look includes the familiar flag that currently adorns US Airways’ fleet, and other similar elements of US Airways’ current paint scheme (which saves money as we won’t have to redo all of the US Airways backdrops and other logo materials). It presents a modernized — and lightened - version while addressing the heat concerns in Phoenix and Las Vegas. We anticipate it will take two to three years to paint all of the America West and US Airways airplanes with some acceleration on both sides given America West’s planes have to be painted anyway and some of the US Airways planes are overdue for paint themselves. This plan creates a complementary livery that will work well side-by-side with both HP and US planes that have yet to be painted.
The Heritage Logo/Throwback Airplanes
The most meaningful element of the new livery is what we’re calling the Heritage logo. This mark is a circle that encompasses the logos of PSA, Piedmont, Allegheny, and America West — all airlines that make up US Airways’ heritage. This mark will appear toward the front of the aircraft near the forward door on all of the US Airways aircraft. While we know that simply painting a new logo on an airplane doesn’t begin to solve all of the challenges we have ahead of us, recognizing and honoring our individual pasts is a step in the right direction for building a bright, unified future. We will also announce our plans to have four “throwback” aircraft in the new fleet... one each in the former liveries of Allegheny, America West, Piedmont and PSA (yes, complete with the smile), but with US Airways on the fuselage.

In closing, we’re excited about our future and we’re anxious to get started. We hope to see you later today as we make our way across the country. Thanks for all you are doing to support our future as the new US Airways.

Doug Parker	Bruce R. Lakefield
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorg anization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.